UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13DA-1

Under the Securities Exchange Act of 1934

Oak Ridge Energy Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

671770 40 2

(CUSIP Number)

Philip N. A. Mosely

Precept Fund Management SPC on behalf of Prescient Fund Segregated Portfolio

Ground Floor, Harbour Centre

42, North Church Street

P.O. Box 1569

George Town, Grand Cayman KY1-1110

Cayman Islands

(345) 949-4018

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Precept Fund Management SPC on behalf of Prescient Fund Segregated Portfolio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 98,638,888 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 98,638,888 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,638,888 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 90.8% (2)

14	TYPE OF REPORTING PERSON (see instructions) OO

(1)    See Items 1 through 7 below.

(2)

Based on the 108,688,888 shares of Common Stock of the Issuer outstanding as of April 15, 2014, as reported from the Issuer’s Transfer Agent on that date and as reflected in the Issuer’s 10-K Annual Report of December 31, 2013, filed on April 15, 2014..

1	NAMES OF REPORTING PERSONS Precept Asset Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 98,638,888 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 98,638,888 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,638,888 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 90.8% (2)

14	TYPE OF REPORTING PERSON (see instructions) CO

(1)     See Items 1 through 7 below.

(2)

Based on the 108,688,888 shares of Common Stock of the Issuer outstanding as of April 15, 2014, as reported from the Issuer’s Transfer Agent on that date and as reflected in the Issuer’s 10-K Annual Report of December 31, 2013, filed on April 15, 2014..

1	NAMES OF REPORTING PERSONS Stephen J. Barber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 98,638,888 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 98,638,888 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,638,888 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 90.8% (2)

14	TYPE OF REPORTING PERSON (see instructions) IN

(1)       See Items 1 through 7 below.

(2)

Based on the 108,688,888 shares of Common Stock of the Issuer outstanding as of April 15, 2014, as reported from the Issuer’s Transfer Agent on that date and as reflected in the Issuer’s 10-K Annual Report of December 31, 2013, filed on April 15, 2014..

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D/A-1 (this “Schedule 13D/A-1”) relates is the common stock, $0.001 per share par value (the “Common Stock”), of Oak Ridge Energy Technologies, Inc., a Colorado corporation (the “Issuer”), with its principal executive offices at 3046 East Brighton Place, Salt Lake City, Utah 84121.

Item 2.	Identity and Background

The following information is presented in response to this Item:

(a)  This Schedule 13D/A-1 is filed by Precept Fund Management SPC (“Precept”) on behalf of Prescient Fund Segregated Portfolio (“Prescient SP”), Precept Asset Management Limited (“PAML”) and Stephen J. Barber (the “Reporting Persons”).

(b)  The principal business address of Prescient SP and of PAML is Ground Floor, Harbour Centre, 42, North Church Street, P.O. Box 1569, George Town, Grand Cayman KY1-1110, Cayman Islands.  The Principal business address for Stephen J. Barber is Level 1, 16 O’Connell Street, Sydney, NSW 2000, Australia.

(c)  The principal business of Prescient SP is a mutual fund.  The principal business of PAML is to act as the investment manager for Prescient SP.  The principal occupation of Mr. Barber, the 100% stockholder of PAML, is investment fund management and risk management.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Prescient SP is a segregated portfolio company incorporated in the Cayman Islands with limited liability.  PAML is an exempted company incorporated in the Cayman Islands with limited liability.  Mr. Barber is a citizen of Australia.

Information regarding the directors of each of Prescient SP and PAML is set forth on Schedule A hereto and incorporated by reference herein.

The Joint Filing Agreement among the Reporting Persons to file jointly was attached as Exhibit 1 to our original Schedule 13D filing.

Item 3.	Source and Amount of Funds or Other Consideration

Effective July 1, 2013, Prescient SP and the Issuer entered into a Private Placement Subscription Agreement (the “July Subscription Agreement”), in which Prescient SP subscribed to purchase the 13,888,888 shares of Common Stock of the Issuer, which was beneficially owned by the Reporting Persons.

Effective November 29, 2013, Newmark Investment Limited, a Hong Kong corporation (“Newmark”), and Expedia Holdings Limited, a Hong Kong corporation and founder and beneficial owner of Newmark (“Expedia”), granted Stephen J. Barber a Power of Attorney regarding the affairs of Newmark.

Effective December 24, 2013, Prescient SP, Newmark Investment Limited (“Newmark”) and the Issuer entered into a Private Placement Subscription Agreement (the “December Subscription Agreement”), in which Prescient SP subscribed to purchase the 3,333,333 shares of Common Stock of the Issuer, which was beneficially owned by the Reporting Persons.  As part of the December Subscription Agreement, Newmark conveyed 12,000,000 of the 92,000,000 shares of Common Stock of the Issuer previously listed in the Reporting Persons’ initially filed Schedule 13D, which was filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2014, to the Issuer.  Newmark had acquired such 92,000,000 shares of the Issuer on October 8, 2012, in an SEC Rule 16b-3 transaction, as reported in its Schedule 13D filed with the SEC on October 17, 2012, and its Form 3 filed with the SEC on December 10, 2012.

On January 16, 2014, Newmark distributed its 80,000,000 remaining shares of Common Stock of the Issuer to Expedia, a founder and the beneficial owner of Newmark, for no additional consideration.  This transaction was made pursuant to SEC Rule 16(a)(13).

On March 31, 2014, Expedia conveyed such 80,000,000 shares of Common Stock to Prescient SP at $0.18 per share in consideration of a subscription of an interest in Precept.

On April 9, 2014, Precept, on behalf of Prescient SP, entered into a Private Placement Subscription Agreement (the “April 2014 Subscription Agreement”) to purchase 1,416,667 shares of the Issuer’s Common Stock at a price of eighteen cents ($0.18) per share for an aggregate purchase price of USD $255,000.

In addition, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may seek to influence or change the Issuer’s operations or business development plans, business strategy, management or directors, competitive position, capital structure or capital management policy, including, without limitation, through potential discussions with management, directors, other shareholders, existing or potential strategic partners or competitors of the Issuer, industry analysts, investment and financing professionals and/or other third parties. Such matters and discussions may materially affect, and result in, the Reporting Persons’ modifying their investment in the Issuer, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Issuer’s operations, governance, capitalization or strategic plans, or proposing or engaging in one or more other actions set forth under subsections (a) through (j) of Item 4 of Schedule 13D.  Factors that may influence the Reporting Persons’ actions include, but are not limited to, their views regarding the Issuer’s operations, business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, price levels of the Common Stock, availability of funds, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.

Other than as described above, none of the Reporting Persons has any current plans or proposals that would relate to or result in any of the events enumerated in Items 4(a) through (j).

Item 4.	Purpose of Transaction

See Item 3.

Item 5.	Interest in Securities of the Issuer

The following information is presented in response to this Item:

(a)  As of the date hereof, each of Precept and PAML is the beneficial owner of 98,638,888 shares of Common Stock, representing approximately 90.8% of the shares of outstanding Common Stock of the Issuer (based on the 108,688,888 shares of Common Stock of the Issuer outstanding as of April 15 2014, as reported from the Issuer’s Transfer Agent on that date and as reflected in the Issuer’s 10-K Annual Report of December 31, 2013, filed on April 15, 2014.

(b)  Each of Precept  and PAML has the shared power to vote and dispose of the 98,638,888 shares of Common Stock of the Issuer beneficially owned by the Reporting Persons.  Mr. Barber has the shared power to vote and dispose of 98,638,888 shares of Common Stock of the Issuer.

Of these shares, 98,638,888 shares are held for the benefit of the investors in Prescient SP, and each of the Reporting Persons disclaims beneficial ownership of the shares.  As a result of the matters described in Item 4 of this Schedule 13D/A-1, the Reporting Persons may be deemed to indirectly share the power to vote or direct the vote of, and indirectly share the power to dispose of or direct the disposition of, the 98,638,888 shares of Common Stock of the Issuer.

(c)  Other than the transactions described herein, none of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d)  Except as specifically set forth in this Item 5, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of, the Issuer that are beneficially owned directly, or deemed beneficially owned indirectly, by the Reporting Persons.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 3 above is incorporated into this Item 6 by reference.

Other than as described above, to the knowledge of each of the Reporting Persons and the individuals listed in Schedule A, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.

Joint Filing Agreement dated December 31, 2013, among the Reporting Persons (filed with the original Schedule 13D).

Exhibit 2.

Subscription Agreement dated July 1, 2013 (filed as Exhibit 10 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 8, 2013 and incorporated herein by reference).

Exhibit 3.

Power of Attorney from Newmark to Stephen J. Barber dated November 29, 2013 (filed with the original Schedule 13D).

Exhibit 4.

Settlement Agreement and Mutual Release dated December 23, 2013 (filed with the original Schedule 13D).

Exhibit 5.

Subscription Agreement dated December 24, 2013 (filed with the original Schedule 13D).

Exhibit 6.    Power of Attorney from Expedia to Stephen J. Barber dated November 29, 2013 (filed herewith).

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2014
PRECEPT FUND MANAGEMENT SPC ON BEHALF OF PRESCIENT FUND SEGREGATED PORTFOLIO
	By:	/s/ David M.L. Roberts
Name: David M.L. Roberts
Title: Director

PRECEPT ASSET MANAGEMENT LIMITED
	By:	/s/David M. L. Roberts
Name:
Title:

STEPHEN J. BARBER
/s/Stephen J. Barber
Stephen J. Barber

Schedule A

Directors of the Reporting Person

The name, citizenship, principal occupation and business address of each director of Prescient Fund SP and PAML are set forth below.  Other than Mr. Barber, whose beneficial ownership is described in the Schedule 13D/A-1, none of the persons listed below owns any shares of Common Stock of the Issuer.  Each of the persons listed below has responded “none” to Items 2(d) and (e).

Name	Citizenship	Business Address	Position(s) with Reporting Person and Present Principal Occupation
Philip N. A. Mosely	United Kingdom	Ground Floor, Harbour Centre 42, North Church Street PO Box 1569 George Town Grand Cayman KY1-1110 Cayman Islands	Director of Prescient Fund SP
David M. L. Roberts	United Kingdom	Ground Floor, Harbour Centre 42, North Church Street PO Box 1569 George Town Grand Cayman KY1-1110 Cayman Islands	Director of Prescient Fund SP
Stephen J. Barber	Australia	Level 1 16 O’Connell Street Sydney, NSW 2000 Australia	Director of PAML
Johannes S. de Jager	South Africa	Ground Floor, Harbour Centre 42, North Church Street PO Box 1569 George Town Grand Cayman KY1-1110 Cayman Islands	Director of PAML

Exhibit 6

POWER OF ATTONEY FROM

EXPEDIA HOLDINGS LIMITED

TO

STEPHEN JOHN BARBAR

Dated: 29 November 2013

POWER OF ATTORNEY

THIS POWER OF ATTORNEY is mad eon the 29th day of November 2013 by the principal company Expedia Holdings Limited of OMC House, Wickhams Cay 1, Road, Road Town, Tortola, British Virgin Islands (the “company”) who appoints STEPHEN JOHN BARBER whose business address is Level 1, 16 O’Connell Street, Sydney as the company’s attorney to perform all or any of the flowing acts and things:

1.

Do all such acts and things necessary for effectively conducting the business and affairs, of the company whatsoever, including in respect of its agreements, interests, dealings, loans or investment in Newmark Investment Limited (“the interest in Newmark”) and to carry out all acts, and take all actions as the company may take in relation to same;

2.

To commence, enforce and defend all legal proceedings in relation to any matters in which the company is or may from now on be interested in relation to or concerning the interest in Newmark;

3.

To negotiate, sign documents, enter into and perfect all deeds, agreements, instruments, acts and things in the name of the company relating to or concerning the interest in Newmark; and

4.

To retain and employ professionals such as lawyers, solicitors, barristers, other professionals and debt collecting agents to advise, act for, or represent the company when the attorney may deem it necessary for relating to or concerning the interest of Newmark.

AND THE COMPANY DECLARES THAT:

1.

The powers and authorities given shall remain in full force and effect until their revocation by written notice to the Attorney.

2.

The company will, from time to time and at all times, ratify and confirm whatever the Attorney lawfully does, or causes to be done, pursuant to this Power of Attorney, and will indemnify the Attorney against all claims, demands, costs, damages, losses and expenses, howsoever arising, consequent upon the lawful exercise of all or any of the powers and authorities contained therein.

EXECUTED by Expedia Holdings Limited as a Deed.

Executed by Expedia Holdings Limited

)

According to law by its duly authorized

)

Representative officers

)

/s/Yuna Zhang

Signature of Authorized representative officer of Expedia Limited

Yuna Zhang

Print Name

/s/Jiahe Hong

Signature of Authorized representative officer of Expedia Holdings Limited

Jiahe Hong

Print Name